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Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

May 23, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Emily Rowland, Senior Counsel

Re:	StepStone Private Credit Fund LLC

Amendment No. 1 to Registration Statement on Form 10

File No. 000-56505

Dear Ms. Rowland:

On behalf of StepStone Private Credit Fund LLC (the “Company”), this letter responds to the comments issued by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) orally by telephone on each of April 28, 2023 and May 17, 2023, relating to Amendment No. 1 to the Company’s registration statement on Form 10 that was filed with the Commission on April 19, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 2 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

1.	The Staff notes that while the Company has included in the Registration Statement an audited special purpose schedule of investments as of January 31, 2023, the closing under the Initial Portfolio Transfer Agreement and acquisition of the Initial Portfolio occurred on April 3, 2023. Please include in an amendment to the Registration Statement an unaudited special purpose schedule of investments with respect to the Initial Portfolio that is dated no earlier than April 3, 2023.

Response: The Company has included in the Amended Registration Statement an unaudited special purpose schedule of investments with respect to the Initial Portfolio, dated April 3, 2023.

May 23, 2023

2.	Please confirm to the Staff, on a supplemental basis, that the Company’s two wholly-owned subsidiaries, SPV Facility I LLC and StepStone Great Lakes SPV Facility II LLC, will be consolidated with the financial statements of the Company.

Response: The Company confirms to the Staff, on a supplemental basis, that the Company’s wholly-owned subsidiaries will be consolidated with the financial statements of the Company.

3.	The Staff refers to the Company’s response to Comment #4 in the Company’s letter to the Staff dated April 19, 2023. The Staff has reviewed the Company’s response and re-issues the following comment:

Because the Company is contemplating sales of Shares to investors who do not meet the accredited investor standard set forth in Regulation D under the Securities Act, the Staff advises the Company that it does not believe that the Staff’s 60-day or 65-day guidance regarding “prompt payment” under Exchange Act Rule 13e-4 is applicable to the Company. Please clarify in the Registration Statement that the purchase price net asset value will be determined no later than the expiration date of the applicable tender offer and that payment will be made within 5 business days of the expiration date of the offer.

Response: The Company advises the Staff that it intends to sell Shares in its private offering only to accredited investors as defined in Rule 501(a) of Regulation D under the Securities Act and has revised the disclosure in the Amended Registration Statement accordingly. As a result, the Company respectfully advises the Staff that it has not made the revisions requested in the above comment.

In addition, the Company references its response to Comment #2 in the Company’s letter to the Staff dated April 19, 2023. In light of the Company’s restriction of sales of Shares in its private offering to investors that meet the accredited investor standard under Rule 501(a) of Regulation D, the Company has removed disclosure in the Amended Registration Statement regarding limiting its investments in private investment funds and other investment vehicles that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act to no more than 15% of the Company’s net assets.

4.	The Staff refers to the following disclosure on page 3 of the Registration Statement: “Under normal circumstances, we will invest or commit at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (“Private Credit”).” Please revise the disclosure to delete the words “or commit.”

Response: The Company has revised the above-referenced disclosure in the Amended Registration Statement in response to the Staff’s comment.

5.	The Staff refers to the third bullet on page 3 of the Registration Statement under the defined term “Private Credit,” which references “notes or other pass-through obligations representing the right to receive the principal and interest payments on a direct Loan (or fractional portions thereof) . . .”. Please clarify whether these Loans will be made to private middle-market companies.

Response: The Company has revised the above-referenced disclosure in the Amended Registration Statement in response to the Staff’s comment.

May 23, 2023

6.	The Staff refers to the fourth bullet on page 3 of the Registration Statement under the defined term “Private Credit,” which references the defined term “Underlying Funds.” With respect to the Company’s compliance with the 80% test under 1940 Act Rule 35d-1, please add disclosure to clarify that the Company intends to “look through” the Underlying Funds to their underlying investments when applying the 80% investment requirement.

Response: The Company has revised the above-referenced disclosure in the Amended Registration Statement in response to the Staff’s comment.

7.	The Staff refers to the following disclosure on page 6 of the Registration Statement (emphasis added): “The minimum initial investment in Shares is $25,000, after which additional investments must be in increments of $500. The minimum subsequent investment amount does not apply to purchases made under any distribution reinvestment plan. In addition, we, or any placement agent engaged by us or on our behalf, may elect to accept smaller investments in our or its discretion.” Please revise the last sentence to clarify that the waiver of the minimum investment amount may be applied only to subsequent investments.

Response: The Company has revised the above-referenced disclosure in the Amended Registration Statement in response to the Staff’s comment.

8.	The Staff issues the following comments with respect to the Company’s two wholly-owned subsidiaries:

●	Please disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with subsidiaries so that the Company treats the subsidiaries’ debt as its own for purposes of Section 18 of the 1940 Act.

●	Please disclose that any investment adviser to any such subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between such a subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and such a subsidiary, then, for purposes of complying with Section 15(c) of the 1940 Act, the reviews of the Company’s and the subsidiary’s investment advisory agreements may be combined.

●	Please disclose that each such subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

●	Please disclose any of such subsidiaries’ principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in such a subsidiary should reflect aggregate operations of the fund and the subsidiary.

May 23, 2023

●	Please confirm in correspondence that any such subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

●	With respect to wholly-owned subsidiaries that engage in investment activities in securities or other assets:

o	Please confirm that the wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in the description of the Company’s management fee in the Registration Statement and the wholly-owned subsidiary’s expenses will be included in the description of the Company’s expenses in the Registration Statement.

o	Please disclose that the Company does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Company.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comments. The Company advises the Staff, on a supplemental basis, that the Company intends to follow U.S. generally accepted accounting principles, Accounting Standards Codification 946, and Regulation S-X to determine whether to consolidate the financial statements of any subsidiary with those of the Company. The indebtedness of any consolidated subsidiary would count towards the limitations imposed by Section 18 of the 1940 Act.

The Company confirms that its wholly-owned subsidiaries and their respective boards of directors, if applicable, will agree to inspection by the Staff of such subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder. In addition, the Company confirms that there are no separate management fees charged to the Company’s wholly-owned subsidiaries that are required to be included in the description of the Company’s management fee in the Registration Statement and confirms that the material expenses of any such wholly-owned subsidiary are included in the description of the Company’s expenses in the Amended Registration Statement.

* * * * * * *

May 23, 2023

If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:

Darren Friedman, StepStone Private Credit Fund LLC

Sally Samuel, Securities and Exchange Commission

Andrea Ottomanelli Magovern, Securities and Exchange Commission

Jacob Sandoval, Securities and Exchange Commission

Chad Eskildsen, Securities and Exchange Commission

Clay Douglas, Dechert LLP